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Press Release


06012789

March 2, 2006

Minebea Co., Ltd.

Dissolution of PC Keyboard Joint Venture Business in China

Minebea Co., Ltd. (Minebea) and Huan Hsin Holdings Ltd. (Huan Hsin) have agreed today to dissolve the PC keyboard joint venture business established in China.
Minebea and Huan Hsin have been manufacturing PC keyboards at Shanghai Shunding Technologies Ltd. (SST), a Chinese subsidiary of a joint venture Sheng Ding Pte. Ltd. (SDPL) established in Singapore.
Minebea will make SDPL a wholly owned subsidiary by purchasing all its shares owned by Huan Hsin.

1. Reason for the Dissolution
   While Minebea and Huan Hsin have been manufacturing PC keyboards in China since August 2003, both companies have recently discussed and agreed to dissolve the joint venture business. As a result, Minebea will be able to execute agile corporate strategies and strengthen the freedom of management.

2. Method of the Dissolution
   Minebea will purchase all SDPL shares (40% of the issued shares) owned by Huan Hsin. The purchase price is US$800,000.

3. Impact on Minebea's Financial Results
   The dissolution will have no material impact on Minebea's financial results.

4. Outline of SDPL

Company name:	Sheng Ding Pte. Ltd.
Representative:	Takayuki Yamagishi (Representative Director, President and Chief Executive Officer, Minebea Co., Ltd.)
Location of head office:	5 Shenton Way #19-00 UIC Building, Singapore 068808
Date of establishment:	August 21, 2002
Capital:	US$ 22 million (Approx. ¥2,558 million, as of March 31, 2005)

Shareholders:	Minebea	60%
	Huan Hsin	40%

Outline of SST

Company name:	Shanghai Shunding Technologies Ltd.
Representative:	Takayuki Yamagishi
Location of head office:	No. 1290 Zhongchun Road, Zhuangiao Town, Minhang District, Shanghai 201109, China
Date of establishment:	November 12, 2002
Principal business:	Manufacture of PC keyboards
Number of employees:	3,087 (As of March 31, 2005)
Capital:	RMB182 million (Approx. ¥2,632 million, as of March 31, 2005)
Shareholders:	Sheng Ding Pte. Ltd. 100%

Outline of Huan Hsin

Company name:	Huan Hsin Holdings Ltd.
Representative:	Hung Chun Hsu
Location of head office:	6 Shenton Way, #28-09 DBS Building, Singapore 068809
Principal business:	Electric cables, injection molding of plastics, die-cutting of metals, PC cases, notebook PC cases, printed-circuit boards, SMTs

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637 / Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp
URL : http://www.minebea.co.jp/





(Translation)

Press Release

April 14, 2006

Company Name : Minebea Co., Ltd.
Representative : Takayuki Yamagishi
Representative Director, President and Chief Executive Officer
(Code No. 6479 TSE Div. No.1)
Contact Person : Sakae Yashiro
Managing Executive Officer
Deputy Chief of Administration Headquarters
(TEL 81-3-5434-8611)

Extraordinary Loss Resulting from Structural Reform of Keyboard Business and Revision of Business Performance Forecast for Fiscal Year ended March 2006

We hereby announce that as below, our Board of Directors has resolved at a meeting on April 14, 2006 to post an extraordinary loss resulting from the structural reform of keyboard business and loss from revaluation of affiliated company securities, resulting from this reform.

1. Extraordinary loss resulting from structural reform of keyboard business

We outlined the improvement of profitability of money-losing businesses as priority tasks in order to improve the overall company's profitability. Regarding the keyboard business, we completed the production transfer from Thailand to Shanghai, China during fiscal year ended March 2006 and tried to improve the production efficiency of Chinese subsidiary Shanghai Shunding Technologies Ltd. (SST), but were not able to achieve substantial profitability improvement partly due to effects from intensified price-cutting competition and price increases of raw material for plastics of recent years. After reviewing from various viewpoints in order to drastically improve the business, we decided to implement a structural reform of the keyboard business as follows.

In the structural reform, we will build a business structure suitable for focusing on manufacturing and sales of high quality, high priced models that will utilize our technologies and competitive strengths. In order to press forward with structural reform, we will post a business structural reform loss of ¥3.4 billion (consolidated basis) for organizational restructuring of manufacturing, sales and engineering, and disposal of excessive fixed assets such as manufacturing equipment and dies, and inventory. We will implement additional reform from various angles as necessary if the situation changes.

2. Loss from revaluation of affiliated company securities

Related to the above structural reform, keyboard manufacturing company SST will also post an extraordinary loss. As a result, the share value of SST's holding company Sheng Ding Pte. Ltd. in Singapore, will be substantially below book value and will require an extended time for recovery. Due to this, we will post a total loss of ¥8.8 billion on our non-consolidated financial results for revaluation of Sheng Ding Pte. Ltd.'s shares and business structural reform.

3. Revision of Business Performance Forecast for Fiscal Year ended March 2006 (Consolidated and Non-consolidated)

We therefore revise as follows our business performance forecast that we announced on November 1, 2005.

(1) Revision of Forecast of Non-consolidated Business Performance (April 1, 2005 to March 31, 2006)

(in millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Forecast (A)	187,000	2,100	9,000	4,000
Revised forecast (B)	206,800	3,000	10,200	-3,300
Variation (B−A)	19,800	900	1,200	-7,300
Percentage change (%)	10.6%	42.9%	13.3%	-
Previous results (Fiscal year ended Mar. 2005)	185,232	1,946	11,057	3,504

(2) Revision of Forecast of Consolidated Business Performance (April 1, 2005 to March 31, 2006)

(in millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Forecast (A)	310,000	18,000	14,000	7,500
Revised forecast (B)	318,400	19,200	14,500	4,200
Variation (B−A)	8,400	1,200	500	-3,300
Percentage change (%)	2.7%	6.7%	3.6%	-
Previous results (Fiscal year ended Mar. 2005)	294,422	14,083	10,206	5,581

Dividend to be paid is planned to be unchanged as ¥7 per share, although a net loss for the period is posted on the non-consolidated business results.

* Supplementary Information

Outline of Sheng Ding Pte. Ltd.

Representative: Shoji Shishido
Location of head office: 5 Shenton Way #19-00 UIC Building, Singapore 068808
Date of establishment: August 21, 2002
Capital: US$52 million (Approx. ¥6.1 billion, as of March 31, 2006)
Shareholder: Minebea Co., Ltd. 100%

Outline of SST

Company name: Shanghai Shunding Technologies Ltd.
Representative: Takayuki Yamagishi
Location of head office: No. 1290 Zhongchun Road, Zhuangiao Town,
Minhang District, Shanghai 201109, China
Date of establishment: November 12, 2002
Principal business: Manufacture of PC keyboards
Capital: RMB423 million (Approx. ¥6.2 billion, as of March 31, 2006)
Shareholder: Sheng Ding Pte. Ltd. 100%

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